EXHIBIT 19.1

To Our Stockholders, Customers, and Employees

Mueller’s net income in the second quarter of 2011 was $22.3 million, or 59 cents per diluted share.  This compares with net income of $15.6 million, or 41 cents per diluted share, for the same period of 2010.  Net sales for the second quarter of 2011 were $652.9 million compared with $540.4 million in the second quarter of 2010.  The Comex average price of copper was $4.16 per pound in the second quarter of 2011, which compares with $3.19 in the second quarter of 2010.  Higher selling prices due to rising material values accounted for approximately $90 million of the increase in net sales.

For the first half of 2011, net income was $62.9 million, or $1.65 per diluted share, on net sales of $1.34 billion.  This compares with net income of $49.5 million, or $1.31 per diluted share, on net sales of $1.03 billion for the first half of 2010.  The year-to-date results of both 2011 and 2010 include unusual items in net income.  For the 2011 period, income of 18 cents per diluted share was included, resulting from the favorable settlement of a legal action.  And, in 2010, income of 58 cents per diluted share was included in net income, resulting from an insurance claim.

Our financial condition remains strong.  We ended the quarter with $345.0 million in cash equal to $9.11 per share.  In preparation for a major maintenance program at our Fulton, Mississippi, copper tube mill, we increased inventory by more than 15 million pounds to ensure uninterrupted supply for our customers; accordingly, we used in excess of $60 million cash to fund this temporary bulge in inventory quantities.

The construction industry continues to struggle in the face of high unemployment, foreclosures, and a weak economic recovery.  Nonetheless, we believe we are at or near the cyclical lows.  We are well prepared to ramp-up production when the recovery gains momentum.  Mueller’s performance in the first half was gratifying.

Very Truly Yours,

/S/ Harvey L. Karp	/S/ Gregory L. Christopher
Harvey L. Karp	Gregory L. Christopher
Chairman of the Board	Chief Executive Officer

    July 26, 2011

Statements in this release that are not strictly historical may be “forward-looking” statements, which involve risks and uncertainties.  These include economic and currency conditions, continued availability of raw materials and energy, market demand, pricing, competitive and technological factors, and the availability of financing, among others, as set forth in the Company’s SEC filings.  These filings are available through our website at www.muellerindustries.com.

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	For the Quarter Ended		For the Six Months Ended
	July 2, 2011	June 26, 2010	July 2, 2011	June 26, 2010
	(In thousands, except per share data)

Net sales	$652,923	$540,388	$1,340,604	$1,025,656

Cost of goods sold	573,877	466,645	1,163,751	879,693
Depreciation and amortization	9,166	10,090	18,865	20,438
Selling, general, and administrative expense	33,330	33,468	68,699	70,791
Litigation settlement	—	—	(10,500)	—
Insurance settlement	—	1,210	—	(21,296)

Operating income	36,550	28,975	99,789	76,030

Interest expense	(2,834)	(2,964)	(6,182)	(5,496)
Other income (expense), net	264	(2,518)	1,323	(2,378)

Income before income taxes	33,980	23,493	94,930	68,156

Income tax expense	(11,249)	(7,456)	(31,657)	(17,320)

Consolidated net income	22,731	16,037	63,273	50,836

Net income attributable to noncontrolling interest	(400)	(479)	(355)	(1,320)

Net income attributable to Mueller Industries, Inc.	$22,331	$15,558	$62,918	$49,516

Weighted average shares for basic earnings per share	37,737	37,674	37,730	37,631
Effect of dilutive stock-based rewards	356	43	309	69

Adjusted weighted average shares for diluted earnings per share	38,093	37,717	38,039	37,700

Basic earnings per share	$0.59	$0.41	$1.67	$1.32

Diluted earnings per share	$0.59	$0.41	$1.65	$1.31

Dividends per share	$0.10	$0.10	$0.20	$0.20

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	July 2,	December 25,
	2011	2010
	(In thousands)
ASSETS
Cash and cash equivalents	$345,039	$394,139
Accounts receivable, net	327,381	269,258
Inventories	296,999	209,892
Other current assets	47,144	39,025

Total current assets	1,016,563	912,314

Property, plant, and equipment, net	223,234	229,498
Other assets	118,747	117,184

	$1,358,544	$1,258,996

LIABILITIES AND EQUITY
Current portion of long-term debt	$50,582	$32,020
Accounts payable	86,574	67,849
Other current liabilities	94,496	95,258

Total current liabilities	231,652	195,127

Long-term debt, less current portion	156,976	158,226
Pension and postretirement liabilities	40,558	40,939
Environmental reserves	23,232	23,902
Deferred income taxes	21,813	24,081
Other noncurrent liabilities	1,877	824

Total liabilities	476,108	443,099

Stockholders' equity	854,305	788,736
Noncontrolling interest	28,131	27,161

Total equity	882,436	815,897

	$1,358,544	$1,258,996